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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALEER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13A-17 OR 15D-17 THEREUNDER

                              Weyco Group, Inc.
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                (Exact name of issuer as specified in charter)

     234 East Reservoir Avenue, P.O. Box 1188, Milwaukee, Wisconsin 53201
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                   (Address of principal executive offices)

Issuer's telephone number, including area code 414-263-8800
                                               --------------------------------


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security Weyco Group, Inc. Common and Class B Common Stock
                      ---------------------------------------------------------

2.  Number of shares outstanding before the change 1,884,015
                                                   ----------------------------

3.  Number of shares outstanding after the change 1,630,795
                                                  -----------------------------

4.  Effective date of change 1-3-96
                             --------------------------------------------------

5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) acquisition
                                                                   ------------

    Give brief description of transaction purchased 146,860 shares of
                                          -------------------------------------
    Common Stock and 106,360 shares of Class B Common Stock from Robert Feitler,
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    President and Chief Operating Officer.
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                        II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                         -----------------------------------------------------

2.  Name after change
                         -----------------------------------------------------

3.  Effective date of charter amendment changing name
                                                       -----------------------

4.  Date of shareholder approval of change, if required
                                                        ----------------------

Date         1-5-96                        \s\  JOHN WITTKOWSKE SECY/TREASURER
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                                                (Officer's signature & title)